EXHIBIT 1

FORM OF LETTER FROM THE PARTNERSHIP TO LIMITED PARTNERS

RELATING TO AMENDMENT NO. 1 TO THE SCHEDULE TO

April 24, 2003

Dear Limited Partner:

We are writing to inform you of important information in connection with the Offer to Purchase and the Letter of Transmittal which were sent to you on April 16, 2003 relating to a tender offer by Morgan Stanley Institutional Fund of Hedge Funds LP (the “Partnership”).

The first sentence of the last bullet point in Section 1 of the Offer to Purchase which was sent to you, which appears on page 5, inadvertently stated that as of February 28, 2003, the net asset value of the Partnership was $221,976,611. That amount did not represent the net asset value of the Partnership. It represented 25% of the net asset value of the Partnership as of February 28, 2003 (i.e., the maximum amount of the offer to purchase interests in the Partnership). As of February 28, 2003, the correct net asset value of the Partnership was $887,906,643.

To correct the error, the first sentence of the last bullet point in Section 1 of the Offer to Purchase, which appears on page 5 of the Offer to Purchase which was sent to you, is hereby deleted in its entirety and replaced by the following:

“As of February 28, 2003, the net asset value of the Partnership was $887,906,643.”

We have filed with the Securities and Exchange Commission an amendment to the Issuer Tender Offer Statement on Schedule TO, originally filed on April 16, 2003 by the Partnership, making this correction.

Should you have any questions, please feel free to contact Robin Coroniti at Morgan Stanley Alternative Investment Partners LP at (610) 260-7600.

Sincerely,

Morgan Stanley Institutional Fund of Hedge Funds LP